# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Passage BIO, Inc., CIK 0001787297
CUSIP: 702712100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0000947871-20-000199
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 2127396400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,923,534; sole dispositive power 0; shared dispositive power 5,923,534; aggregate amount beneficially owned 5,923,534 (9.5% of the class)
- ORBIMED CAPITAL GP VII LLC (CIK 0001760648): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,923,534; sole dispositive power 0; shared dispositive power 5,923,534; aggregate amount beneficially owned 5,923,534 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Passage BIO, Inc.
Address of issuer's principal executive offices: One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, Pennsylvania (PA), 19103
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP VII LLC ("OrbiMed GP") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on March 9, 2020 with OrbiMed Capital LLC as an additional reporting person, as amended by Amendment No. 1 filed with the SEC on January 28, 2021, Amendment No. 2 filed with the SEC on May 5, 2022, Amendment No. 3 filed with the SEC on June 29, 2023, Amendment No. 4 filed with the SEC on April 12, 2024, Amendment No. 5 filed with the SEC on December 26, 2024, and Amendment No. 6 filed with the SEC on April 25, 2025. This Amendment No. 7 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons decreased by more than 1% as a result of the transactions described in Item 5(c) below.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP, a limited liability company organized under the laws of Delaware.
Carl L. Gordon, a United States citizen.
Sven H. Borho, a German and Swedish citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 62,148,274 outstanding Shares of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2025.

As of the date of this filing, OrbiMed Private Investments VII, LP ("OPI VII"), a limited partnership organized under the laws of Delaware, holds 5,923,534 Shares constituting approximately 9.5% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On June 24, 2025, OPI VII sold 231,600 Shares at a price of $0.35 per Share.
On June 25, 2025, OPI VII sold 138,800 Shares at a price of $0.33 per Share.
On June 26, 2025, OPI VII sold 213,257 Shares at a price of $0.33 per Share.
On June 27, 2025, OPI VII sold 11,043 Shares at a price of $0.34 per Share.
On July 7, 2025, OPI VII sold 23,960 Shares at a price of $0.48 per Share.
On July 8, 2025, OPI VII sold 50,700 Shares at a price of $0.43 per Share.
On July 9, 2025, OPI VII sold 57,106 Shares at a price of $0.44 per Share.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI VII is 5,923,534 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 5,923,534 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI VII is 5,923,534 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 5,923,534 Shares.

Investors' Rights Agreement

In addition, OPI VII, the Worldwide Healthcare Trust PLC, and certain other stockholders of the Issuer entered into an amended and restated investors' rights agreement with the Issuer (the "Investors' Rights Agreement"), dated as of August 21, 2019. Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the Issuer's initial public offering (the "IPO"), the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such Shares under the Securities Act of 1933, as amended (the "Securities Act") pursuant to the Investors' Rights Agreement.

Demand Registration Rights

At any time beginning six months following the date of the underwriting agreement of the IPO, the holders of at least thirty percent (30%) of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register at least thirty percent (30%) of the registrable securities then outstanding, subject to certain specified conditions and exceptions. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, the Reporting Persons will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include Shares held by the Reporting Persons in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of at least twenty-five percent (25%) of the Registrable Securities (as defined in the Investors' Rights Agreement) then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equals or exceeds $3,000,000. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of the Investors' Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
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Exhibit Description
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1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VII LLC.
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2. Amended and Restated Investors' Rights Agreement by and among the Issuer and certain of its stockholders, dated as of August 21, 2019 (incorporated by reference to
Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-236214),
filed with the SEC on February 3, 2020).
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## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (07/09/2025)
- ORBIMED CAPITAL GP VII LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (07/09/2025)